SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                          GASES DEL QUINDIO S.A.E.S.P.

                         ..............................
                            (Name of foreign company)

                               NORAM ENERGY CORP.

                          .............................
    (Name of filing company, if filed on behalf of a foreign utility company)


Item 1

         The name of the entity claiming foreign utility company status is Gases del Quindio S.A.E.S.P., a Colombian corporation ("Gases del Quindio"), the business address of which is Edificio Camara de Comercio, Carrera 14 No. 23-15 Oficina 1011, Armenia, Quindio, Colombia. Gases del Quindio will provide natural gas to residential and industrial customers through pipelines it will be building in the Colombian State of Quindio.

         Based on currently available information, the following is a summary description of the facilities to be used by Gases del Quindio for the distribution of natural gas:

                           Gases del Quindio expects by the end of year 1997 to have 39,106 meters of pipeline with seven regulator stations in the State of Quindio and will serve a total of 1,473 customers.

         Based on the most recent data available, the following own five percent or more of any class of voting securities of Gases del Quindio:

                  Empresa de Energia del Quindio S.A.                  23.28%
                  Gas Natural E.S.P.                                   16.00
                  NorAm Latin America, Inc.                            16.00
                  Gases del Caribe S.A.E.S.P.                           8.00
                  Surtidora de Gas Caribe S.A.E.S.P.                    8.00

Item 2

         The name of the domestic associate public-utility company is NorAm Energy Corp., a Delaware corporation ("NorAm"). NorAm Latin America, Inc. is a Delaware corporation and is a wholly owned subsidiary of NorAm. No portion of the purchase price for the shares owned in Gases del Quindio was paid by NorAm.

                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      NORAM ENERGY CORP.


                                      By:
                                      /s/Hubert Gentry, Jr.
                                      Senior Vice President and General Counsel



Date:    August 1, 1997